

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170084

DIVISION OF
CORPORATION FINANCE

January 27, 2017

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Intel Corporation

Dear Mr. Mueller:

This is in regard to your letter dated January 26, 2017 concerning the shareholder proposal submitted by Holy Land Principles, Inc. for inclusion in Intel's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Intel therefore withdraws its January 13, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Barbara J. Flaherty
Holy Land Principles, Inc.
barbara@holylandprinciples.org

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

January 26, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Intel Corporation*
Stockholder Proposal of Holy Land Principles, Inc.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 13, 2017, we requested that the staff of the Division of Corporation Finance concur that our client, Intel Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statement in support thereof submitted by The Holy Land Principles, Inc. (the "Proponent").

Enclosed as Exhibit A is a letter from the Proponent, dated January 21, 2017, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the January 13, 2017 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671 or Irving S. Gomez, the Company's Managing Counsel, Corporate Legal Group, at (408) 653-7868 if you have any questions.

Sincerely,



Ronald O. Mueller

Enclosure

cc: Irving S. Gomez, Intel Corporation
Fr. Sean McManus, Holy Land Principles, Inc.
Barbra J. Flaherty, Holy Land Principles, Inc.

EXHIBIT A

Holy Land Principles, Inc.

American principles following American investment

President
Fr. Sean Mc Manus

Executive Vice President
Barbara J. Flaherty

Irving Gomez
Corporate Secretary
Intel Corporation
2200 Mission Blvd.
Santa Clara, CA 95054

January 21, 2017

Dear Mr. Gomez,

This is to inform Intel Corporation that Holy Land Principles, Inc. withdraws its Shareholder Resolution that was sent for inclusion in Intel's 2017 Proxy Statement for the 2017 Annual General Meeting.

Thank you for facilitating the withdrawal of the Holy Land Principles, Inc.'s Proposal.

Sincerely,



Barbara J. Flaherty
Executive Vice President

P.O. Box 15128 •Capitol Hill• Washington, D.C. 20003-0849 Tel: (202) 488-0107 Fax: (202) 488-7537

Email: Support@HolyLandPrinciples.org Web Site: www.HolyLandPrinciples.org

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 13, 2017

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Intel Corporation*
Stockholder Proposal of Holy Land Principles, Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Intel Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2017 Annual Stockholders' Meeting (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from Holy Land Principles, Inc. (the "Proponent").

Pursuant to Rule 14a-8(j), we:

- have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2017 Proxy Materials with the Commission; and
- are sending copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> THEREFORE, BE IT RESOLVED that the shareholders request Intel to prepare a report within four months of the annual meeting, at reasonable cost and omitting proprietary information, covering the following: A chart of employees in Palestine-Israel identifying the number who are Arab and non-Arab broken down by the nine EEO-1 job categories for each of the past three years.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as two previously submitted stockholder proposals that were included in the Company's 2016 and 2015 proxy materials (the "Previous Proposals"), and the more recently submitted of those proposals did not receive the support necessary for resubmission. As discussed below, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken in determining whether a proposal may be excludable pursuant to Rule 14a-8(i)(12). Therefore, consistent with this standard, even though the Proposal requests different specific actions than those contemplated by the Previous Proposals, the Proposal is excludable because it shares the previous proposals' focus on improving Palestine-Israel relations by addressing fair employment practices in the area.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(12)(ii) Because It Deals With Substantially The Same Subject Matter As Two Previously Submitted Proposals, And The More Recently Submitted Of Those Proposals Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(ii), a stockholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

A. Overview Of Rule 14a-8(i)(12).

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the stockholder proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained that this revision to the standard applied under the rule responded to commenters who viewed it as:

> [A]n appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Exchange Act Release No. 20091 (Aug. 16, 1983). *See also* Exchange Act Release No. 19135 (Oct. 14, 1982), in which the Commission stated that Rule 14a-8 "was not designed to burden the proxy solicitation process by requiring the inclusion of such proposals." In the release adopting this change, the Commission explained the application of the standard, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Accordingly, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the stockholder proposals or their requested actions be identical in order for a company to exclude the later-submitted proposal. Instead, pursuant to the Commission's statement in Exchange Act Release No. 20091, when considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. *See Pfizer Inc.* (avail. Jan. 9, 2013) (concurring that a proposal seeking disclosure of the company's lobbying policies and expenditures was excludable under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as prior proposals seeking disclosure of contributions to political campaigns, political parties and attempts to influence legislation); *Ford Motor Co.* (avail. Feb. 10, 2012) (concurring that a proposal requesting a semi-annual report on the company's political contributions and the policies, procedures and participants involved in making such contribution was excludable under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as four prior proposals requiring reports providing details on political spending).

The Staff has consistently concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals request that the company take different actions. *See, e.g.*, *Tyson Foods, Inc.* (avail. Oct. 22, 2010) (concurring that a proposal requesting a report detailing the company's progress on withdrawing from purchasing pigs that were bred using gestation crates was excludable as it dealt with substantially the same subject matter as a prior proposal requesting that the company phase out the use of pig gestation crates in its supply chain); *Abbott Laboratories* (avail. Feb. 5, 2007) (concurring that a proposal requesting a report on the feasibility of using non-animal methods was excludable as it dealt with substantially the same subject matter as a prior proposal requesting, in part, that the company cease conducting animal-based tests to study skin conditions and commit to replacing such tests with non-animal methods); *Medtronic Inc.* (avail. June 2, 2005); *Bank of America Corp*. (avail. Feb. 25, 2005) (concurring that proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Barr Pharmaceuticals, Inc.* (avail. Sep. 25, 2006) (concurring that a proposal requesting adoption of an animal welfare policy to reduce the number of research animals and implement acceptable standards of care was excludable because it was substantially similar to a prior proposal requesting that the company commit to non-animal testing methods and petition government agencies to accept the results of such tests).

Under this line of precedent, it does not matter if the course of action requested in one proposal differs from that requested in the other proposal, provided that both proposals address the same substantive concerns. In particular, it does not matter whether one proposal requests a change in policy while the other proposal requests a report on the same underlying subject matter. Similar to the *Tyson Foods* and *Abbott Laboratories* precedents cited above, in *Google Inc.* (avail. Mar. 6, 2015), the Staff concurred in the exclusion under Rule 14a-8(i)(12) of a proposal requesting that the company provide a semi-annual report on the company's website disclosing the company's political contributions and expenditures as well as its policies and procedures related to such expenditures. An earlier proposal requested that the company hold an annual advisory stockholder vote on political contributions with each such proposal disclosing the company's political contributions along with an analysis of the congruency of these political expenditures and policies with company values. Despite the difference in requested course of action, the Staff concurred that both proposals dealt with substantially the same subject matter—political contributions by the company—and that the subsequent proposal was therefore excludable under Rule 14a-8(i)(12). *See also Saks Inc*. (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (concurring that a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable as involving substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products).

In addition, the Staff has concurred in the exclusion of proposals under Rule 14a-8(i)(12) when they share the same underlying issue even if the proposals differ in scope from the prior proposals to which they have been compared. In *Exxon Mobil Corp.* (avail. Mar. 7, 2013), for example, the Staff permitted the exclusion pursuant to Rule 14a-8(i)(12)(iii) of a stockholder proposal requesting that the board of directors review the exposure of the company's facilities to climate risk and issue a report to stockholders because the proposal dealt with substantially the same subject matter as three prior proposals requesting that the company establish a committee or a task force to address issues relating to global climate change. *See also Exxon Mobil Corp.* (avail. Mar. 23, 2012) (concurring that a proposal requesting a comprehensive policy on water addressed substantially the same subject matter as three other proposals, one of which requested that the board issue a report on issues relating to land, water and soil); *Dow Jones & Co., Inc*. (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *General Motors Corp.* (avail. Mar. 18, 1999) (concurring that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as previous proposals that would have applied to the Soviet Union as well as China).

B. The Proposal Deals With Substantially The Same Subject Matter As Two Proposals That Were Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.

The Company included the Previous Proposals in its proxy materials within the past five years.

- In its 2016 proxy materials, filed with the SEC on April 4, 2016 (the "2016 Proposal," attached as Exhibit B), the Company included a stockholder proposal from the Proponent describing in its resolved clauses a series of principles relating to equal opportunity employment for corporations doing business in Palestine-Israel (the "Holy Land Principles") and requesting that the Company's Board of Directors "[m]ake all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles."

- In its 2015 proxy materials, filed with the SEC on April 2, 2015 (the "2015 Proposal," attached as Exhibit C), the Company included a stockholder proposal from John Harrington that was identical to the 2016 Proposal.

The Proposal, in raising concern over the Company's employment practices in the Palestine-Israel region, deals with substantially the same subject matter as the Previous Proposals. Although the Proposal is phrased differently from the Previous Proposals, the express language of the Proposal and the Previous Proposals as well as their supporting statements demonstrate that they address the same substantive concern. For example:

- The recitals in the Proposal and the Previous Proposals each identify the same substantive concern of focusing on fair employment practices as a means to address the Proponent's concerns over Israeli-Palestinian relations.

Proposal	**2016 Proposal**	**2015 Proposal**
The Proposal's supporting statement notes that "***achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians***—requires fairness in all aspects of society," adding, "we believe it is possible at this time to achieve greater ***fairness in employment practices***."	The 2016 Proposal's supporting statement notes that "***achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians***—encourages us to a promote a means for establishing justice and equality," and immediately follows that statement by adding that "***fair employment*** should be the hallmark of any American company at home or abroad and is a requisite for any just society."	The 2015 Proposal's supporting statement notes that "***achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians***—encourages us to a promote a means for establishing justice and equality," and immediately follows that statement by adding that "***fair employment*** should be the hallmark of any American company at home or abroad and is a requisite for any just society."

- The resolved clause of the Proposal and the Previous Proposals each request that the Company report on its fair employment practices, including on the racial and ethnic diversity of employees in Palestine-Israel.

Proposal	**2016 Proposal**	**2015 Proposal**
The resolved clause of the Proposal requests that the Company issue a report on its Palestine-Israel employees, thereby "***identifying the number who are Arab and non-Arab*** broken down by the nine EEO-1 job categories for each of the past three years."	The 2016 Proposal lists out the Holy Land Principles, which include "***identify[ing] underrepresented employee groups***" and "*publicly report[ing] on their progress in implementing the Holy Land Principles*."	The 2015 Proposal lists out the Holy Land Principles, which include "***identify[ing] underrepresented employee groups***" and "*publicly report[ing] on their progress in implementing the Holy Land Principles*."

- Each supporting statement in the Proposal and the Previous Proposals reiterates that taking the requested actions will reflect the Company's commitment to equal employment opportunities.

Proposal	**2016 Proposal**	**2015 Proposal**
The supporting statement of the Proposal asserts that publishing the requested report will "***demonstrate that Intel practices fair employment in the Holy Land***."	The supporting statement of the 2016 Proposal asserts that taking the requested actions will "***demonstrate concern for . . . equality of opportunity in its international operations***."	The supporting statement of the 2015 Proposal asserts that taking the requested actions will ***"demonstrate concern for . . . equality of opportunity in its international operations***."

- Each supporting statement in the Proposal and the Previous Proposals reiterates that taking the requested actions will reflect the Company's commitment to human rights.

Proposal	**2016 Proposal**	**2015 Proposal**
The supporting statement of the Proposal asserts that publishing the requested report will help achieve "***fairness in all aspects of society***."	The supporting statement of the 2016 Proposal asserts that taking the requested actions will "***demonstrate concern for human rights***."	The supporting statement of the 2015 Proposal asserts that taking the requested actions will ***"demonstrate concern for human rights***."

As illustrated above, although the Proposal has a more limited scope than the Previous Proposals, it asks for the same type of report as the Previous Proposals and addresses the same substantive concerns as the Previous Proposals, because each of the proposals describes employment initiatives that the proponents believe the Company should undertake in order to address equal workplace opportunities for Israeli and Palestinian employees and to promote peaceable relations in the region.

Moreover, even where proposals request reports or other proposed actions that differ in their precise terms and scope, this does not preclude no-action relief under Rule 14a-8(i)(12). As demonstrated by the *Exxon Mobil Corp.* (avail. Mar. 23, 2012), *Dow Jones & Co., Inc*. (avail. Dec. 17, 2004), and *General Motors Corp.* (avail. Mar. 18, 1999) precedents discussed above, although the specific language in the Previous Proposals and the Proposal may differ, each proposal addresses the same substantive concern—reporting to stockholders on the Company's employment practices in the Palestine-Israel region as a means to address conflict in the region. Accordingly, the Proposal represents exactly the type of minor, cosmetic changes from the Previous Proposals that Rule 14a-8(i)(12) is intended to address.

The existence of a common substantive concern being addressed in both the Proposal and the Previous Proposals distinguish them from instances where the Staff declined to grant no-action relief under Rule 14a-8(i)(12) because the actions and concerns addressed in past proposals reflected different substantive concerns. For example, in *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002), the Staff considered a proposal requesting that the company produce a report identifying employees by sex and race across the nine EEO-1 job categories, a summary of affirmative action policies and programs to improve performance, a summary of policies and programs aimed at increasing the number of female and minority managers, and a description of the company's efforts to publicize its affirmative action policies and programs to its merchandise suppliers and service providers. The Staff did not concur that the proposal addressed the same substantive concern as proposals submitted in 1999 and 2000, which focused on diversity issues at the senior executive level. In the 1999 and 2000 proposals, the whereas clauses focused exclusively on the publication of the Glass Ceiling Initiative Report and the lack of diversity in senior-level management and executive positions, stating specifically that "top management positions should more closely reflect the people in the workforce and marketplace if our company is going to remain competitive." The 1999 and 2000 proposals requested that the company publish employment statistics relating to "the top one hundred or one percent of company wage earners," and asked the company to report on its plans to address the Glass Ceiling Commission Report through its executive compensation, executive performance evaluation and other management programs and policies.

The facts of the *Wal-Mart* precedents are distinguishable from those in the instant case because the *Wal-Mart* proposals involved disparate employment issues. In *Wal-Mart*, the 1999 and 2000 proposals focused on company efforts to increase diversity at the executive level, requesting reports on employment statistics at such level and discussion of the company's efforts to increase diversity through initiatives mainly focused on executive compensation, executive performance evaluations, mentorship and other opportunities for advancement up the corporate ladder. However, the proposal the company sought to exclude focused on the company's efforts to increase diversity at all employment levels, thus requesting a broader set of employment statistics, a more general discussion of policies aimed at improving job performance and increasing diversity among managers, as well as a discussion of how the company publicizes such efforts to third-party suppliers.[1] In contrast, the Proposal and the Previous Proposals all address the same substantive concern, requesting that the Company issue a report addressing its employment practices in Israel as a means to address Palestinian and Israeli relations. Therefore, we believe that the Proposal may be excluded pursuant to Rule 14a-8(i)(12)(ii).

---

[1] Likewise, in other situations where proposals addressed similar issues but reflected different substantive concerns, the Staff has declined to concur that proposals dealt with substantially the same subject matter for purposes of Rule 14a-8(i)(12). *See, Chevron Corp.* (avail. Feb. 29, 2000) (declining to concur in the exclusion of a proposal in light of the fact that "while the prior two proposals concerned substantially the same subject matter, the company's oil and gas drilling operations in the Arctic National Wildlife Refuge, the present proposal requests an environmental impact study on the results of such operations rather than their immediate cessation"); *Loews Corp. (Christian Brothers Investment Services, Inc.)* (avail. Feb. 22, 1999) (declining to concur in the exclusion of a proposal requesting that the company tie executive compensation to success in reducing teen consumption of company tobacco products, because a prior proposal requested the company to implement Food and Drug Administration regulations to reduce teen smoking without linking such efforts to executive compensation); *Chevron Corp.* (avail. Feb. 11, 1998) (declining to concur in the exclusion of a proposal requesting that the company implement a policy for disclosing amounts of toxic chemical compounds released from the company's refineries, the sources of such compounds, and methods for reducing their release, given that two prior proposals requested public access to facility information that would allow assessment of such facilities' environmental and safety hazards and related company policies, and that would also permit inspection of such facilities); *American Brands, Inc.* (avail. Jan. 6, 1995) (declining to concur in the exclusion of a proposal requesting that the company spin-off its tobacco business, as two prior proposals relating to tobacco use requested the Company to stop producing and marketing tobacco products altogether).

C. The Stockholder Proposal Included In The Company's 2016 Proxy Materials Did Not Receive The Stockholder Support Necessary To Permit Resubmission.

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of stockholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on May 24, 2016, which states the voting results for the Company's 2016 Annual Stockholders' Meeting and is attached as Exhibit D, the 2016 Proposal received 3.89% of the votes cast at the Company's 2016 Annual Stockholders' Meeting.[2] Thus, the vote on the 2016 Proposal failed to achieve the 6% threshold specified in Rule 14a-8(i)(12)(ii) at the 2016 Annual Meeting.

For the foregoing reasons, the Company may exclude the Proposal from its 2017 Proxy Materials under Rule 14a-8(i)(12)(ii).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Irving S. Gomez, the Company's Senior Counsel, Corporate Legal Group, at (408) 653-7868.

Sincerely,



Ronald O. Mueller

Enclosures

---

[2] The 2016 Proposal received 2,551,699,762 "against" votes and 103,321,479 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

cc: Irving S. Gomez, Intel Corporation
Fr. Sean McManus, Holy Land Principles, Inc.
Barbara J. Flaherty, Holy Land Principles, Inc.

EXHIBIT A

Holy Land Principles

American principles following American investment

President, Fr. Sean Mc Manus ◆ Executive Vice President, Barbara J. Flaherty

Suzan A. Martin
Corporate Secretary
Intel Corporation
M/S RNB-4-151
2200 Mission College Boulevard
Santa Clara, CA 95054-1549

June 22, 2016

Dear Ms. Martin,

We are the two executive officers of Holy Land Principles, Inc. who are duly authorized to act on its behalf. Holy Land Principles, Inc. owns over $2000 worth of Intel Corporation shares that were purchased January 13, 2014, and have been continuously owned.

We are informing Intel Corporation that we will offer the enclosed Shareholder Resolution on behalf of Holy Land Principles, Inc. for consideration of stockholders at the 2017 Annual General Meeting.

We submit the enclosed Resolution to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from Wells Fargo, the custodial bank, verifying Holy Land Principles, Inc.'s continual ownership of over $2000 worth of Intel Corporation shares from January 13, 2014 will follow.

Holy Land Principles, Inc. will continue to hold at least $2000 worth of these Intel Corporation shares through the date of the 2017 Annual General Meeting.

We would be happy to discuss this initiative with you. Should Intel Corporation decide to implement this Proposal, we will withdraw it.

Please feel free to contact us at 202-488-0107 if you have questions on this matter.

Sincerely,





Fr. Sean Mc Manus
President
Holy Land Principles, Inc.

Barbara J. Flaherty
Executive Vice President
Holy Land Principles, Inc.

Enclosures (1)

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107

Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org

Website: www.HolyLandPrinciples.org

BREAKDOWN OF INTEL'S WORKFORCE IN ISRAEL-PALESTINE

(Holy Land Principles Inc.'s Proposal)

WHEREAS, Intel Corporation has operations in Israel-Palestine;

WHEREAS, achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians— requires fairness in all aspects of society;

WHEREAS, although not all aspects of fairness can be immediately achieved in the current circumstances, we believe that it is possible at this time to achieve greater fairness in employment practices;

We believe that it is desirable for Intel to disclose the breakdown of its workforce there using the nine job categories which are utilized in the U.S. Department of Labor's EEO-1 Report (Equal Employment Opportunity): 1. Officials and managers; 2. Professionals; 3. Technicians; 4. Sales; 5. Office and clerical; 6. Craft Workers (skilled); 7. Operatives (semiskilled); 8. Laborers (unskilled); 9. Service workers.

THEREFORE, BE IT RESOLVED that the shareholders request Intel to prepare a report within four months of the annual meeting, at reasonable cost and omitting proprietary information, covering the following: A chart of employees in Palestine-Israel identifying the number who are Arab and non-Arab broken down by the nine EEO-1 job categories for each of the past three years.

SUPPORTING STATEMENT

The proponent believes that Intel Corporation benefits by disclosing the requested breakdown of its workforce to demonstrate that Intel practices fair employment in the Holy Land.

Please vote your proxy **FOR** these concerns.

HOLY LAND PRINCIPLES, INC.

American Principles Following American Companies

President
Fr. Sean Mc Manus

Executive Vice President
Barbara J. Flaherty

Ms. Suzan A. Miller
Corporate Secretary
Intel Corporation
M/S RNB-4-151
2200 Mission College Blvd.
Santa Clara, CA 95054-1549

July 1, 2016

Dear Ms. Miller,
We have included the Wells Fargo verification of assets letter to complete the required documents for the filing of Holy Land Principles, Inc.'s Intel Corporation.

Please acknowledge receipt of this letter.

Respectfully,



Barbara J. Flaherty

P.O. Box 15128, Washington, D.C. 20003-084 •Tel: (202) 488-0107
Fax: (202) 488-7537 • Email: Sean@HolyLandPrinciples.org
Barbara@HolyLandPrinciples.org
Website: www.HolyLandPrinciples.org


WELLS
FARGO
ADVISORS

Wealth Brokerage Services
MAC H0005-035
One North Jefferson Avenue
Saint Louis, MO 63103

June 29, 2016

Holy Land Principles, Incorporated
Attn: Sean McManus
608 3rd Street Southwest
Washington, DC 20024-3102

Dear Mr. McManus:

I am writing in response to your request regarding your investment account, number ending in ***FISMA & OMB Memorandum M-07-16***

Please see below the cost basis for the pertinent stock in question that is held in the above-mentioned account:

Number of Shares	Description	Purchase Date	Original Cost Basis	Current Value as of the Close of Business on June 28, 2016
387	Intel Corporation	1/13/2014	$9,978.93	$12,070.53

Also, please note that the above-mentioned stock has been continuously held in the account from the time of purchase to date. If you have any questions or concerns, please feel free to contact our Client Services Team. You can reach one of our specialists at 800-359-9297, weekdays from 8 a.m. to 10 p.m. and Saturdays from 8 a.m. to 5 p.m., ET.

Sincerely,

Phalanda McMath

Phalanda McMath
Field Services – Inquiries


Together we'll go far

EXHIBIT B

Table of Contents

STOCKHOLDER PROPOSALS

The following stockholder proposals will be voted on at the 2016 Annual Stockholders' Meeting if properly presented by or on behalf of the stockholder proponent.

Proposal 4: Implementing Principles Entitled "Holy Land Principles"

The following stockholder proposal will be voted on at the 2016 Annual Stockholders' Meeting if properly presented by or on behalf of the stockholder proponent.

Holy Land Principles, Inc., Capitol Hill, P.O. Box 15128, Washington, D.C. 20003, is the owner of 387 shares of Intel common stock and proposes the following resolution:

HOLY LAND PRINCIPLES INTEL RESOLUTION

WHEREAS, Intel Corporation has operations in Palestine-Israel;

WHEREAS, achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians—encourages us to promote a means for establishing justice and equality;

WHEREAS, fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society;

WHEREAS, Holy Land Principles Inc., a non-profit organization, has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel.

These are:

1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.

2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees.

3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.

4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.

5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group.

6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.

7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.

8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

RESOLVED: Shareholders request the Board of Directors to:

Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

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SUPPORTING STATEMENT

The proponent believes that Intel Corporation benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the Holy Land Principles—which are both pro-Jewish and pro-Palestinian—will demonstrate concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns.

BOARD OF DIRECTORS' RESPONSE

The Board of Directors recommends that you vote "Against" this proposal because our company-wide policies already address the proposal's concerns, and the specialized reporting requested under the proposal is not needed. Diversity and inclusion are integral parts of Intel's competitive strategy and vision. Intel provides equal employment opportunity for all applicants and employees without regard to race, color, religion, sex, national origin, ancestry, age, disability, medical condition, genetic information, military and veteran status, marital status, pregnancy, gender, gender expression, gender identity, and sexual orientation. We strive to continuously advance a work environment that honors, values and respects all of our employees and future employees. Our strong commitment to respecting the rights of individuals and communities can be found in corporate policies, including our corporate values, our Code of Conduct policy and our Human Rights Principles. Our policies are based on leading frameworks and input from stakeholders, are publicly available on our web sites and applied wherever we operate in the world, including but not limited to Israel, Costa Rica, India, Ireland, Malaysia, the People's Republic of China, the United States, and Vietnam. We have systems in place to monitor our compliance with those policies. Each year, we publicly report on our performance in our Corporate Responsibility Report, which is based on the internationally-recognized Global Reporting Initiative standard of corporate responsibility reporting. Our practices in this regard are integral to Intel and its operations across all geographies where we operate. As we believe that our current practice and operations meet and exceed the intent of the Holy Land Principles, it is neither necessary nor useful to have a separate set of employment-opportunity "Principles" for one particular locale. In addition, the proposal's required reporting and auditing adds an unnecessary and inappropriate burden that is not in the best interest of our stockholders. We believe that our record is strong in corporate responsibility matters, including diversity and inclusion, as discussed below.

SUPPORTING DISCUSSION

Intel has a history of and a continued commitment to being a leader in corporate responsibility. Over the years, corporate responsibility has been integrated into the fabric of the company, and as such, it is embedded in Intel's values, strategic objectives, governance, staff and line functions, compensation systems and Board oversight.

We have policies and processes in place to affirm our long-standing commitment to the principles of equal employment opportunity, non-discrimination, and diversity throughout our global operations, including our operations in Israel. These policies, including our formal Code of Conduct and our Human Rights Principles, are publicly available on our web site at *www.intel.com/content/www/us/en/corporate-responsibility/governance-and-ethics.html.* Our commitment to corporate responsibility and transparency is further highlighted in our annual Corporate Responsibility Report, which is available at *www.intel.com/content/www/us/en/corporate-responsibility/corporate-responsibility-report-overview.html.* Our policies, practices, and disclosures reflect and embody widely adopted standards included in the UN Global Compact, the UN Declaration of Human Rights, the Guiding Principles for Business and Human Rights, core International Labour Organization Conventions, and the Organization for Economic Co-operation and Development Guidelines for Multinational Enterprises.


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Our Code of Conduct includes the following principles:

> We value diversity in our workforce, as well as in our customers, suppliers, and others. We provide equal employment opportunity for all applicants and employees. We do not discriminate on the basis of race, color, religion, sex, national origin, ancestry, age, disability, medical condition, genetic information, military and veteran status, marital status, pregnancy, gender, gender expression, gender identity, sexual orientation, or any other characteristic protected by local law, regulation, or ordinance. . .

We follow these principles in all areas of employment including recruitment, hiring, training, promotion, compensation, benefits, transfer, and social and recreational programs. These principles are also reflected in our Human Rights Principles, where we also affirm our commitment to "maintaining and improving systems and processes to avoid complicity in human right violations [including violations relating to discrimination] related to our own operations, our supply chain, and our products." In addition to our own operations, we expect our suppliers to maintain policies and practices with respect to equal employment opportunity, non-discrimination, and diversity that meet our own Code of Conduct.

As part of our commitment to responsible business practices, Intel takes steps to proactively follow these principles and values. For example, we have committed $300 million to reaching full representation of underrepresented minorities and women in our technical workforce in the United States and have encouraged other technology companies to join us in our efforts. We have taken a similar proactive position in urging our industry to remove "conflict minerals" from our products; we set a significant goal to produce conflict free microprocessors by 2014 and we achieved the goal. We are similarly committed to execution on our principles and values in our operations in Israel. We have Palestinians working throughout our Israel operations in both direct labor and supervisory roles, and our Israel human resource group maintains active recruiting efforts seeking Arab candidates by advertising in Arabic language and in Arabic newspapers and targeted media. Intel was among the first companies to join Maantech ("Maan" means "together" in Arabic), which was established in 2011 as a national collaboration of the Israeli high tech industry with the goal of increasing the number of Arab engineers in the industry. For more information, visit *maantech.org.il/?lang=en.* Our efforts have been recognized outside of the U.S. In 2014, our Israel operations have been voted one of the best companies to work for in Israel by BDICoFace *(www.bdicode.co.il/Rank_ENG/33_0_0/Best%20Companies%20to%20Work%20for)*. In addition, our Israeli-based educational and community outreach programs include efforts to support Palestinians and Israeli Arabs in acquiring the skills necessary to prosper in an innovation economy. For example, in partnership with the Youth Development Resource Centers, our Intel® Learn program and the Intel® Computer Clubhouse have helped build the skills and capabilities of young Palestinians. We also have an extensive program supporting employee volunteer work. In 2014, one of our Arab employees from our Israeli design center was one of ten employees worldwide recognized as an "Intel Volunteer Hero".

Given the strength of our existing policies and commitments, the breadth of our Code of Conduct and Human Rights Principles, and our initiatives to ensure equal employment and non-discrimination of all persons throughout our global operations, including in our Israel operations, we believe that our standards and actions fully satisfy the proposal's objective to "demonstrate [our] concern for human rights and equality of opportunity in [our] international operations." The part of this proposal requesting that Intel "[a]ppoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles" suggests that we have additional steps to take to fulfill the objectives of this proposal, which we believe is not the case. Our existing policies and commitments ensure that we have the management structure to provide proper implementation and oversight of our policies that promote the principles of equal employment opportunity, non-discrimination, and diversity in our global operations. However, as noted above, we achieve transparency on our performance through our annual Corporate Responsibility Report and other actions publicly reporting on our employment and other activity.

RECOMMENDATION OF THE BOARD

The Board of Directors recommends that you vote **"AGAINST"** this proposal for Intel to implement, or increase activity concerning, the Holy Land Principles.

GIBSON DUNN

EXHIBIT C

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STOCKHOLDER PROPOSALS

The following stockholder proposals will be voted on at the 2015 Annual Stockholders' Meeting if properly presented by or on behalf of the stockholder proponent.

Proposal 6: Holy Land Principles

The following stockholder proposal will be voted on at the 2015 Annual Stockholders' Meeting if properly presented by or on behalf of the stockholder proponent.

John Harrington, 1001 2nd Street, Suite 325, Napa, California 94559, is the owner of 500 shares of Intel common stock and proposes the following resolution:

PALESTINE-ISRAEL—HOLY LAND PRINCIPLES

WHEREAS, Intel Corporation has operations in Palestine-Israel;

WHEREAS, achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians—encourages us to promote a means for establishing justice and equality;

WHEREAS, fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society;

WHEREAS, Holy Land Principles Inc., a non-profit organization, has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel.

These are:

1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.

2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees.

3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.

4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.

5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group.

6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.

7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.

8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

RESOLVED: Shareholders request the Board of Directors to:

Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

SUPPORTING STATEMENT

The proponent believes that Intel Corporation benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the Holy Land Principles—which are both pro-Jewish and pro-Palestinian—will demonstrate concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns

RECOMMENDATION OF THE BOARD

The Board of Directors recommends that you vote **“AGAINST”** this proposal for Intel to implement or increase activity concerning the Holy Land Principles.

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BOARD OF DIRECTORS' RESPONSE

Diversity and inclusion are an integral part of Intel's competitive strategy and vision. Intel provides equal employment opportunity for all applicants and employees without regard to race, color, religion, sex, national origin, ancestry, age, disability, medical condition, military and veteran status, marital status, gender and sexual orientation. We strive to continuously advance a work environment that honors, values and respects all of our employees and future employees. Our strong commitment to respecting the rights of individuals and communities can be found in corporate policies, including our corporate values, our Code of Conduct policy and our Human Rights Principles. Our policies are based on leading frameworks and input from stakeholders, are publicly available on our websites and are applied wherever we operate in the world, including but not limited to Israel, Ireland, Malaysia, Vietnam, Costa Rica, the People's Republic of China, India and the United States. We have systems in place to ensure that we are compliant with those policies and each year we publicly report on our performance in our Corporate Responsibility Report, which is based on the internationally-recognized Global Reporting Initiative standard of corporate responsibility reporting. Our practices in this regard are core to Intel and integrated across the company and in all geographies where we operate. We believe that we meet and exceed the intent of the Holy Land Principles, and that it is neither necessary nor useful to have a separate set of employment-opportunity "Principles" for one particular locale. The proposal's required reporting and auditing also adds an unnecessary and inappropriate burden that is not necessary, not required in any other location and not in the best interest of our stockholders.

SUPPORTING DISCUSSION

Intel has a history of and a continued commitment to being a leader in corporate responsibility. Over the years, corporate responsibility has been integrated into the fabric of the company, and as such, it is embedded in our values, strategic objectives, governance, staff and line functions, compensation systems and Board oversight.

We have policies and processes in place to affirm our long-standing commitment to the principles of equal employment opportunity, non-discrimination, and diversity throughout our global operations, including our operations in Israel. These policies, including our formal Code of Conduct and our Human Rights Principles, are publicly available on our website at *www.intel.com/content/www/us/en/corporate-responsibility/governance-and-ethics.html*. Our commitment to corporate responsibility and transparency is further highlighted in our annual Corporate Responsibility Report, which is available at *www.intel.com/content/www/us/en/corporate-responsibility/corporate-responsibility-report-overview.html.* Our policies, practices, and disclosures reflect and embody widely adopted standards included in the UN Global Compact, the UN Declaration of Human Rights, the Guiding Principles for Business and Human Rights, core International Labour Organization Conventions, and the Organization for Economic Co-operation and Development Guidelines for Multinational Enterprises.

Our Code of Conduct says:

> We value diversity in our workforce, as well as in our customers, suppliers, and others. We provide equal employment opportunity for all applicants and employees. We do not discriminate on the basis of race, color, religion, sex, national origin, ancestry, age, disability, medical condition, genetic information, military and veteran status, marital status, pregnancy, gender, gender expression, gender identity, sexual orientation, or any other characteristic protected by local law, regulation, or ordinance. . . .
>
> We follow these principles in all areas of employment including recruitment, hiring, training, promotion, compensation, benefits, transfer, and social and recreational programs.

These principles and values are also reflected in our Human Rights Principles, where we also affirm our commitment to "maintaining and improving systems and processes to avoid complicity in human right violations [including violations relating to discrimination] related to our own operations, our supply chain, and our products." In addition to our own operations, we expect that our suppliers will maintain policies and practices with respect to equal employment opportunity, non-discrimination, and diversity that meet our own Code of Conduct.


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As part of our commitment to responsible business practices, Intel takes steps to proactively follow these principles and values. For example, Brian Krzanich, our CEO, recently announced Intel's commitment to reach full representation of underrepresented minorities in our technical workforce in the United States, committed $300 million to help us achieve that result, and asked other technology companies to join us in our efforts. We took a similar proactive position in urging our industry to remove "conflict minerals" from our products; we set a significant goal to produce conflict free microprocessors by 2014 and we achieved the goal. We are similarly committed to execution on our principles and values in our operations in Israel. We have Palestinians working throughout our Israel operations in both direct labor and supervisory roles, and our Israel human resource group maintains active recruiting efforts seeking Arab candidates by advertising in Arabic language and in Arabic newspapers and targeted media. Intel was among the first companies to join Maantech ("Maan" means "together" in Arabic), which was established in 2011 as a national collaboration of the Israeli high tech industry with the goal of increasing the number of Arab engineers in the industry. For more information, visit *maantech.org.il/?lang=en.*

Our Israel operations have been voted one of the best companies to work for in Israel by BDICoFace *(www.bdicode.co.il/Rank_ENG/33_0_0/Best%20Companies%20to%20Work%20for)*, and we are considered the largest high tech employer of Arabs by Israeli organizations such as Kav Mashve *(www.kavmashve.org.il/english/)*, Tsofen *(www.tsofen.org/?lang=en)* and Maantech. We recently celebrated our 40th anniversary in Israel, and Arab employees (including officers) who have been with Intel for over 20 years participated in the event.

Similarly, our Israeli-based educational and community outreach programs include efforts to support Palestinians and Israeli Arabs in acquiring the skills necessary to prosper in an innovation economy. For example, in partnership with the Youth Development Resource Centers, our Intel® Learn program and the Intel® Computer Clubhouse help build the skills and capabilities of young Palestinians. We also have an extensive program supporting employee volunteer work. And in 2014, one of our Arab employees from our Israeli design center was one of ten employees worldwide recognized as an "Intel Volunteer Hero".

Given the strength of our existing policies and commitments, the breadth of our Code of Conduct and Human Rights Principles, and our initiatives to ensure equal employment and non-discrimination of all persons throughout our global operations, including in our Israel operations, we believe that our standards and actions fully satisfy the proposal's objective to "demonstrate [our] concern for human rights and equality of opportunity in [our] international operations." The part of this proposal requesting that Intel "appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles" suggests that we have additional steps to take to fulfill the objectives of this proposal, which we believe is not the case. Our existing policies and commitments ensure that we have the management structure to provide proper implementation and oversight of our policies that promote the principles of equal employment opportunity, non-discrimination, and diversity in our global operations. However, as noted above, we achieve transparency on our performance through our annual Corporate Responsibility Report and other actions publicly reporting on our employment and other activity.

RECOMMENDATION OF THE BOARD

The Board of Directors recommends that you vote **"AGAINST"** this proposal for Intel to implement, or increase activity concerning, the Holy Land Principles.

EXHIBIT D

8-K 1 form8k.htm FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 19, 2016

INTEL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**000-06217**	**94-1672743**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2200 Mission College Blvd., Santa Clara, California 95054-1549
(Address of principal executive offices) (Zip Code)

(408) 765-8080
(Registrant's telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

Intel's Annual Stockholders' Meeting was held on May 19, 2016. At the meeting:

1) stockholders elected the 10 persons recommended by the Board to serve as directors of Intel;

2)

stockholders ratified the selection of Ernst & Young LLP to serve as the independent registered public accounting firm of Intel for 2016;

3) stockholders approved, on an advisory basis, Intel's executive compensation;

4) stockholders did not approve the stockholder proposal seeking the implementation of the principles entitled "Holy Land Principles";

5) stockholders did not approve the stockholder proposal requesting that the Board take steps to allow stockholders to act by written consent; and

6) stockholders did not approve the stockholder proposal requesting that the Board take steps to adopt an alternative vote counting standard.

Set forth below, with respect to each such matter, are the number of votes cast for or against, the number of abstentions and the number of broker non-votes.

1) Election of Directors

Nominee	For	Against	Abstain	Broker Non-Votes
Charlene Barshefsky	3,120,846,846	89,308,833	10,046,393	860,691,340
Aneel Bhusri	3,182,429,852	27,374,247	10,397,973	860,691,340
Andy D. Bryant	3,092,384,701	114,330,563	13,486,808	860,691,340
John J. Donahoe	3,171,063,877	38,552,406	10,585,789	860,691,340
Reed E. Hundt	3,138,459,299	71,198,398	10,544,375	860,691,340
Brian M. Krzanich	3,165,961,834	47,921,017	6,319,221	860,691,340
James D. Plummer	3,173,526,516	36,102,480	10,573,076	860,691,340
David S. Pottruck	3,122,090,438	87,642,202	10,469,432	860,691,340
Frank D. Yeary	3,180,807,060	28,822,977	10,572,035	860,691,340
David B. Yoffie	3,101,561,332	108,529,930	10,110,810	860,691,340

2) Ratification of Selection of Independent Registered Public Accounting Firm

For	Against	Abstain	Broker Non-Votes
4,019,644,398	44,474,305	16,774,709	(0)

3) Advisory Vote to Approve Executive Compensation

For	Against	Abstain	Broker Non-Votes
3,086,256,754	117,271,206	16,674,112	860,691,340

4) Stockholder Proposal on Implementing Principles Entitled "Holy Land Principles"

For	Against	Abstain	Broker Non-Votes
103,321,479	2,551,699,762	565,180,831	860,691,340

5) Stockholder Proposal on Allowing Stockholders to Act by Written Consent

For	Against	Abstain	Broker Non-Votes
1,374,229,152	1,821,798,085	24,174,835	860,691,340

6) Stockholder Proposal on Adopting an Alternative Vote Counting Standard

For	Against	Abstain	Broker Non-Votes
339,911,937	2,855,159,789	25,130,346	860,691,340

Item 8.01. Other Events.

On May 18, 2016, Director John J. Donahoe was appointed to serve as independent Lead Director of the Board, effective immediately, on the recommendation of the Board's Corporate Governance and Nominating Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEL CORPORATION
(Registrant)

Date: May 24, 2016

By: /s/ Suzan A. Miller
Suzan A. Miller
Vice President, Deputy General Counsel and
Corporate Secretary